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EMAIL:  SWOLOSKY@OLSHANLAW.COM
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May 20, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zale Corporation

Preliminary Proxy Statement on Schedule 14A

Filed May 9, 2014 by TIG Advisors, LLC, TFI Partners, LLC, TIG Arbitrage Associates Master Fund, L.P., TIG Arbitrage Enhanced Master Fund, L.P., Carl Tiedemann, and Michael Tiedemann (the “Proxy Statement”)

File No. 001-04129

Soliciting Materials filed pursuant to Rule 14a-12 on May 9 and 14, 2014
File No. 001-33409

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 16, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with TIG Advisors, LLC and the other participants in its solicitation (collectively “TIG Advisors”), and we provide the following responses on TIG Advisors’ behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 1. Approval of Merger Agreement, page 5

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  We note the following:

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•
Your statement that the company “had significantly turned around its operations over the past several years and set a course for the Company to achieve near double-digit EBITDA margins in 2016 (page 5).

TIG Advisors acknowledges the Staff’s comment.  On a supplemental basis, TIG Advisors refers the Staff to Zale’s Definitive Revised Proxy Statement filed on Form DEFR14A on October 17, 2013, where it is stated that “the Company successfully completed its three-year turn-around program and achieved a number of significant objectives.” (See page 20 of such Revised Proxy Statement). Also, please see the Business Plan Case detailed on pages 34 and 35 of Zale’s Definitive Proxy Statement on Form DEFM 14A filed with the SEC on May 1, 2014 (“Zale’s Proxy Statement”).  Based on the information provided by Zale in the Business Plan Case, $200 million of EBITDA divided by $2,082 million of Revenue equates to a 9.6% EBITDA margin.

•	Your statement that “[m]easured against its two best comparables, Zale has underperformed by approximately 17% over this timeframe” (page 5).

TIG Advisors acknowledges the Staff’s comment.  TIG Advisors has revised the Proxy Statement to indicate that Signet and Tiffany & Co. (“Tiffany”) are the two best comparables to Zale. See page 5 of the Proxy Statement. Further, as detailed on page 35 of TIG Advisors investor presentation filed with the SEC on May 9, 2014 (the “Investor Presentation”), Zale’s stock price fell from $15.51 on October 1, 2013 to $14.91 on February 18, 2013, or a decline of approximately 3.9%.  In that period the stock price of both its two closest comparables, Signet and Tiffany, increased -- in the case of Signet by 10.0% and in the case of Tiffany by 15.3%, or an average of approximately 17% when compared to Zale.

•	Your beliefs as to the use of the company’s management financial projections in the second paragraph of page 6.

TIG Advisors acknowledges the Staff’s comment and refers the Staff to its response to Question 3 below.

•
Your belief that “if shareholders agree with [your] perspective regarding the value of the put option, it would be reasonable to predict that Signet may approach Zale’s Board at some point and seek to amend the Merger Agreement to shorten the End Date” (emphasis added; page 12).

TIG Advisors acknowledges the Staff’s comment and provides the following explanation of the reasonable basis for its stated belief.  As noted in the Proxy Statement, based on disclosure in Zale’s Proxy Statement and the provisions of the Merger Agreement, TIG Advisors believes that a termination date (the “End Date”) that is a year after the date of the Merger Agreement was agreed upon in order to provide sufficient time for the completion of any necessary regulatory review process.  Given that the Merger has already received all necessary regulatory approvals the period from now until the End Date provides a valuable opportunity to see the financial results of Zale and determine whether the price of $21 per share in cash negotiated in February 2014 is fair to Zale shareholders in February 2015.  TIG Advisors believes that Zale’s price per share could increase meaningfully if it continues to show the results of improved performance and gives reasonable basis to conclude that the merger consideration offered by Signet should also be increased to be deemed fair to Zale’s shareholders.  Based on industry practices and given that all other conditions except shareholder approval would be met, TIG Advisors believes that Signet would have every incentive to seek to renegotiate the End Date of the Merger Agreement to accelerate it and communicate to Zale shareholders that the offer is a limited time offer that they should accept on its current terms.   This is particularly true if TIG Advisors’ beliefs are correct and Zale’s stock price increases, in which case it would be advantageous for Signet to seek the consummation of the Merger as soon as possible to avoid having to pay a heftier merger consideration or risk having the transaction voted down by Zale’s shareholder for its inadequacy.  We believe that in light of the preceding TIG Advisors’ stated belief is entirely reasonable.

2.
We note your disclosure that information asymmetry and the October 2, 2013 announcement of Golden Gate’s intention to dispose of its interest in Zale “served to depress Zale’s public market valuation in the days preceding Signet’s offer.”  A review of the closing prices of Zale’s stock between October 1, 2013 (the day prior to Golden Gate’s announcement) and November 6, 2013 (the day prior to Signet’s first offer with a price term of $19 per share) shows a slight increase in Zale’s stock price.  Please advise or revise.

TIG Advisors acknowledges the Staff’s comment and provides the following information on a supplemental basis.  TIG Advisors believes that the relevant metric to examine to determine whether Zale’s price was depressed is its performance in comparison to its direct competitors and relevant indices. For reference, please see page 35 of the Investor Presentation.  Shares of Zale underperformed shares of Signet, shares of Tiffany, the S&P500 and the S&P Retail ETF over the stated period which reflects the last day before the Zale’s Registration Statement on Form S-3 was filed in connection with the registration of Golden Gate’s share and the last day before the Merger with Signet was announced.

3.
Please provide us support for your assertion that the financial projections used by BofA were prepared before July 31, 2013 and that since the announcement of the merger agreement Zale has “revised its projections to reflect a stronger than expected growth going forward” (page 6).

TIG Advisors acknowledges the Staff’s comment and has revised its disclosure to provide clarification.  See page 6 of the Proxy Statement.

4.	Please provide us support for your assertion that Signet’s market capitalization increased by $1.4 billion on the date of the Merger announcement (page 7).

TIG Advisors acknowledges the Staff’s comment and has revised the Proxy Statement to clarify its disclosure to state that the reference market capitalization is based on the increase of Signet’s share price in the days immediately following the Merger announcement.  See page 7 of the Proxy Statement.   On a supplemental basis, TIG Advisors notes that by the tenth day following the Merger announcement, Signet’s stock price had appreciated to $19.33 per share.  This share price increase when multiplied by the approximately 80 million Signet shares outstanding would equate to approximately $1.5 billion of market value increase.

5.	Please disclose the basis for your use of a multiple of 8.5x to capitalize the transaction synergies/economic creation on page 7.

TIG Advisors acknowledges the Staff’s comment and discloses that it used the trading multiple of Signet, as measured on the last day before the announced Merger and based on Zale’s Fiscal Year calendar, to capitalize the synergies of the deal.  For details, see attached Exhibit A, SEC Q 5 and Q22.

6.	We note your references to the interests of long-term stockholders in Zale on page 8. To the extent you are not a long-term stockholder, please state so.

TIG Advisors acknowledges the Staff’s comment and has revised its Proxy Statement to remove references to long-term shareholders.  See page 8 of the Proxy Statement.

7.
We note your disclosure, on page 8, that the filing of a registration statement relating to the resale of Golden Gate’s 23% of the company shares “essentially ‘put into play’ “ the company.  Please revise your disclosure to explain why the potential sale of a 23% stake would indicate to the market that the company was “in play.”

TIG Advisors acknowledges the Staff’s comment and has revised its Proxy Statement to remove the referenced statement.  See page 8 of the Proxy Statement.

8.
Reconcile your disclosure on page 8 that the negotiation committee was “charged with evaluating the proposed transaction” with your disclosure on page 5 that the committee was formed to “oversee the engagement of a financial advisor in connection with the proposal from Signet.”

TIG Advisors acknowledges the Staff’s comment and has revised its disclosure to clarify that the negotiation committee was “involved” with negotiating the transaction.  On a supplemental basis, TIG Advisors notes that even though Zale’s Proxy Statement states that the negotiation committee was formed to “oversee the engagement of a financial advisor in connection with the proposal from Signet, the account of the Background of the Merger (pages 24-30 of Zale’s Proxy Statement) notes the negotiation committee was involved with various aspects of the negotiation of the Merger.  (For examples, see page 27 of Zale’s Proxy Statement “… the negotiation committee held various meetings with representatives of management, Cravath and BofA Merrill Lynch participating in order to discuss issues raised during negotiations of the draft merger agreement and voting agreement” and page 29 of Zale’s Proxy Statement “…members of the negotiation committee and representatives of Cravath and BofA Merrill Lynch spoke with Mr. Barnes, H. Todd Stitzer, the Chairman of the Board of Signet, and representatives of JPM and Weil. During that discussion, all material outstanding issues were resolved.”)

9.	Revise the third paragraph on page 9 to describe which shares would constitute the minority in the referenced “majority of the minority” vote.

TIG Advisors acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  See page 9 of the Proxy Statement.

10.	Please disclose the basis for your belief that the Merger Agreement’s “end date” is due to the parties “[p]resumably fearing a potentially long regulatory review of anti-trust matters” (page 11).

TIG Advisors acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that statement refers to its own presumption and that the Board may not have necessarily “feared” a lengthy regulatory review process but appears to have negotiated the end date so as to accommodate any potential lengthy regulatory review process.  On a supplemental basis, TIG Advisors notes that the Merger Agreement and Zale’s Proxy Statement expressly provide that Zale may seek to extend the End Date in the event more time was needed to obtain regulatory approvals.  TIG Advisors views the fact that regulatory review was identified as the main reason why any extension of the End Date may be needed as a strong indication that the Board expected it may need a longer period of time to consummate the Merger as a result of regulatory review.  TIG Advisors believes this provides sufficient reasonable basis for its stated belief.  See page 11 of the Proxy Statement.

11.
Please disclose the basis for your belief that a postponement of the Special Meeting “will not put the Merger in jeopardy” (page 11) and that a vote against the merger in early 2015 will carry “limited risk of the deal failing before then” (page 11).

TIG Advisors acknowledges the Staff’s comment and has revised the Proxy Statement to clarify the basis for its stated belief referenced in the Staff’s comment.  See page 11 of the Proxy Statement.

12.	Clarify in the last paragraph on page 11, if true, that Signet is not obligated to increase the merger consideration and that the Zale stock price may decrease if the merger agreement is terminated.

TIG Advisors acknowledges the Staff’s comment and has revised the Proxy Statement to provide the requested clarification.  See page 12 of the Proxy Statement.

Proposal No. 2. Advisory (Nonbinding) Vote to Approve Named Executive Officer Compensation, page 13

13.	Please revise to explain why you recommend a vote against this proposal.

TIG Advisors acknowledges the Staff’s comment and has revised the Proxy Statement to include an explanation of the basis for its recommendation that other shareholders vote against the nonbinding advisory vote to approve named executive officer compensation in connection with the Merger in light of its opposition to the Merger.  See page 13 of the Proxy Statement.

Solicitation of Proxies, page 18

14.
We note on page 5 that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

TIG Advisors acknowledges the Staff’s comment and confirms its understanding that pursuant to Rule 14a-6(b) and (c) all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A and confirms its intention to do so.

Soliciting Materials filed May 9, 2014

15.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  We note the following:

• Your statement that the company “had significantly turned around its operations over the past several years and set a course for the Company to achieve near double-digit EBITDA margins in 2016 (slide 5).

TIG Advisors acknowledges the Staff’s comment and refers the Staff to TIG Advisors’ response to Question 1 above.

• Your beliefs as to the use of the company’s management financial projections in the second paragraph of slide 6.

TIG Advisors acknowledges the Staff’s comment and refers the Staff to TIG Advisors’ response to Question 1 above.

• Your belief that “if shareholders agree with [your] perspective regarding the value of the put option, it would be reasonable to predict that Signet may approach Zale’s Board at some point and seek to amend the Merger Agreement to shorten the End Date” (emphasis added; slide 12).

TIG Advisors acknowledges the Staff’s comment and refers the Staff to TIG Advisors’ response to Question 1 above.

16.	Please revise slide 4 to show which companies are the “two best comparables” and how Zale “underperformed its group by ~17% from 10/2/13 to 2/18/2014.”

TIG Advisors acknowledges the Staff’s comment and has revised Slide 4 of the Investor Presentation to specify that the reference to the two best comparables is a reference to Signet and Tiffany and to explain the basis for its estimate that Zale has underperformed Signet and Tiffany by approximately 17% in the referenced period of time.

17.
Please revise slide 5 to show how the transaction, on your suggested terms, would be “~20% accretive to Signet’s 2016 earnings” and how the current transaction is “~26% accretive to Signet holders.”  Also, provide us support for your disclosure that Signet’s management has forecast synergies of $100 million.

TIG Advisors acknowledges the Staff’s comment and has revised Slide 5 of the Investor Presentation to provide the requested clarification.  Further, we refer the Staff to page 4 of the of the attached Signet transcript where Signet’s management forecasts that the Merger would generate $100 million of synergies.  See Exhibit B, Signet Transcript.

18.
You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Disclose the factual foundation for your assertion, provide us supplementally the factual foundation for your assertion or delete the statement.  In this regard, note that the factual foundation for such assertion must be reasonable.  Refer to Rule 14a-9.  We note the following:

•	Your disclosure that the “ballot boxes have already been stuffed!!!” (slide 11) appears to suggest that there are voting irregularities present in the current voting process undertaken by Zale.

TIG Advisors acknowledges the Staff’s comment and has revised Slide 11 of the Investor Presentation to remove the referenced expression.

•
Similarly, on slide 14 your disclosure that Zale’s management and board determined not to prepare updated financial projections and, as a result, “created an [sic] a lower alternative case to justify the deal price” suggests that Zale’s management and board purposefully violated their fiduciary duties.

TIG acknowledges the Staff’s comment and has revised Slide 14 of the Investor Presentation to clarify that the use of the “alternative case”, absent an “upside case” has the effect of leading to a lower deal price estimate whether or not it was the intention of Zale’s management and Board.  On a supplemental basis, TIG Advisors notes that paragraph one on page 26 of Zale’s Proxy Statement indicates the timing as to the creation of Zale’s financial projections. As for the “alternative case,” the aforementioned filing indicates that Zale’s management provided a “downside case” to BofA but failed to provide a more optimistic analysis, an “upside case,” as well. This one-sided revision to the “business plan case” can be interpreted as lowering expectations for the value of the business.

19.	Please provide us support for your statement that during the negotiation of the merger “BofA was still working to aggressively court Signet’s business” (slide 12).

TIG Advisors acknowledges the Staff’s comment and refers the Staff to the third paragraph of page 30 of Zale’s Proxy Statement, which clarifies that while Zale was initially approached by Signet in connection with a potential transaction on October 6, 2013, BofA made an unsolicited presentation to Signet in connection with a potential transaction with Zale on October 7, 2013.

20.
With a view toward revised disclosure, please tell us the basis for your statements that each of Zale and Signet “should be required to file” their respective BofA presentation (slide 13).  If such basis is not the result of regulatory requirements, revise to state so.

TIG Advisors acknowledges the Staff’s comment.  On a supplemental basis, TIG Advisors notes that as detailed in the Proxy Statement and Investor Presentation, BofA may have been conflicted from serving as a financial advisor to Zale in connection with Signet’s merger proposal because BofA had done a significant amount of work for Signet in connection with its review of options relating to a potential transaction with Zale.  TIG Advisors believes that soliciting business from both sides in this transaction may have affected BofA’s determination of what represents a fair consideration for Zale’s shareholders. Accordingly, TIG Advisors believes that both presentations prepared by BofA – that for Zale and that for Signet—represent material information that Zale’s shareholders would like to have in order to determine whether BofA was in if fact impartial in its review of the proposed transaction and able to determine what would be fair consideration for Zale’s shareholders. However, since such disclosure requirement is not based on a specific regulatory requirement, TIG Advisors has revised the Investor Presentation to clarify this.

21.
Please provide supplementally “Management’s downside scenario” or refer us to the page in the company’s proxy statement where they appear (slide 17).  On a related note, please provide us support for your disclosure that the financial results for the six months after July 31, 2013 “exceeded” management’s projections.

TIG Advisors acknowledges the Staff’s comment and notes that a description of Zale’s “alternative case” (which is the lower set of projections for the business) can be found on page 35 of Zale’s Proxy Statement. We further refer the Staff to Zale’s earnings call transcript dated January 10, 2014 and actual results released on February 27, 2014 which exceeded management guidance.  See Exhibit D, Earnings Call Transcript.

22.	Please provide us support for your statement that the day before the merger was announced Zale’s stock was trading at “an EV/EBITDA of 9.1x” (slide 19).

TIG Advisors acknowledges the Staff’s comment and refers the Staff to it detailed explanation in the attached Exhibit A, SEC Q5 and Q22.

23.	Please revise slide 19 to describe the “serious concerns” you have with respect to the “Alternative Case” projections.

TIG Advisors acknowledges the Staff’s comment and has revised slide 19 of the Investment Presentation to explain that its “serious concerns” with the “Alternative Case” refer to the fact that the “Alternative Case” does not state when and how were the projections formulated.  TIG Advisors believes that this is material information that is missing from the Company’s analysis that Zale’s shareholders would need to know in order to form an informed opinion about the fairness of the Company’s analysis and conclusion.

24.
To the extent not already addressed in comment 5 above, disclose the basis for your use of a multiple of 8.5x to capitalize the transaction synergies and expected EBITDA growth on slide 21.  Also, revise to explain the meaning of an “overnight premium.”

TIG Advisors acknowledges the Staff’s comment and refers the Staff to its response to Question 5 above.

25.
Please revise slide 22 to explain the meaning of “XRT” and provide support for your use of “combined deal synergies” of $200 million and your calculation of the amount captioned (b) on the table on slide 22.

TIG Advisors acknowledges the Staff’s comment and has revised slide 23 of its Investor Presentation so that the referenced slide 22 footnote instead of XRT reads the “S&P Retail ETF (“XRT”).”  The 10-day Post Announcement value created for Signet shareholders is calculated by taking the difference in closing prices of Signet on February 18, 2014 and March 4, 2014 and multiplying this figure by Signet’s approximately 80 million shares outstanding.  The resulting figure is lowered by the relative move in the XRT over the same time period, which increased by 6.25%. Were it not for this adjustment, the 10-day Post Announcement value created for Signet would have been calculated as $1.55 billion and may have overstated the benefits of the deal given the move in the broader space (as measured by the XRT).

26.	Please revise slide 23 to describe what value-creation is “normal.”

TIG Advisors acknowledges the Staff’s comment and has revised slide 23 of its Investor Presentation accordingly.  On a supplemental basis, TIG Advisors notes that “normal” makes reference to TIG Advisors’ understanding and extensive experience in evaluating merger transactions as part of the Firm’s investing strategy over twenty years of investing. This range of values is further supported by page 9 of the attached Boston Consulting Group analysis which indicates the Median sharing of synergies with target shareholders is 31% as measured across all industry groups.  See Exhibit C, Boston Consulting Group Analysis.

Soliciting Materials filed May 14, 2014

27.	Please provide us supplemental support for your disclosure that “many other stockholders share a similar view regarding Signet’s inadequate offer.”

TIG Advisors acknowledges the Staff’s comment and notes on a supplemental basis that since the filing of the Proxy Statement and related proxy materials with the SEC, TIG Advisors has been approached by many Zale shareholders who have privately expressed an agreement with TIG Advisors’ position that the Merger undervalues Zale and offers inadequate consideration for its shares.  Further, we note that another Zale shareholder, GAMCO Investors, Inc., and certain of its affiliates have publicly stated their intention to vote in opposition of the Merger at the Special Meeting in an amended Schedule 13D filed with the SEC on May 15, 2014.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

CC:	Drew Figdor, TIG Advisors, LLC
John McVeigh, TIG Advisors, LLC
Aneliya Crawford, Olshan Frome Wolosky LLP

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on May 9, 2014, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

TIG Arbitrage Associates Master Fund, L.P.

By:	TIG Advisors, LLC Investment Manager

By:	/s/ Michael Tiedemann
	Name:	Michael Tiedemann
	Title:	Managing Member

TIG Arbitrage Enhanced Master Fund, L.P.

By:	TIG Advisors, LLC Investment Manager

By:	/s/ Michael Tiedemann
	Name:	Michael Tiedemann
	Title:	Managing Member

TFI Partners, LLC

By:	/s/ Michael Tiedemann
	Name:	Michael Tiedemann
	Title:	Managing Member

TIG Advisors, LLC

By:	/s/ Michael Tiedemann
	Name:	Michael Tiedemann
	Title:	Managing Member

/s/ Carl Tiedemann
Carl Tiedemann

/s/ Michael Tiedemann
Michael Tiedemann